September 13, 2019

Via EDGAR and Fed-Ex

Paul Fischer
Staff Attorney
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

          Re:      GJ Culture Group US, Inc.
                   Amendment No. 1 to Registration Statement on Form S-1 Filed July 11, 2019
                   File No. 333-232605

Dear Mr. Paul Fischer:

         Set forth below is the response on behalf of GJ Culture Group US, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated August 1, 2019 (the "Comment Letter") concerning the referenced Amendment
No. 1 to Registration Statement on Form S-1 which was originally filed with the Commission on July 11, 2019. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we," "us" and "our" refer to our client, the Company.

         We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version, which has been filed with the Commission concurrently herewith.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please revise the body of your risk factor to name the senior management team and key personnel upon whom you rely.

          The Company has revised the disclosure as required on page 5.

Description of Business, page 15

2. Please revise to discuss all regulations material to conducting the company's operations. Please refer to Item 101((h)(4)(ix) of Regulation S-K.

          The Company has revised the disclosure as required on page 18.

Management's Discussion and Analysis of Financial Condition and results of Operations General, page 39

3. We note that "revenues are comprised of providing promotions to your partner, who gives international study tour services and commission to be received from partner enrollment services". We also note that you describe your business on page 1 as providing educational services. Please expand your description of revenues to clarify whether you provide the educational services or whether you only receive commissions for enrolling customers in your partner's educational services. Please also expand your revenue recognition accounting policy on pages 46, F-10 and F-24 and description of business elsewhere in the document accordingly.

          The Company has revised the disclosures throughout the document as requested.
 Sanjun Kuang
GJ Culture Group US, Inc. August 1, 2019
Page 2

Results of Operations, page 40

4. We note that you expect to record the commission received from the partner for the enrollment service in the second or third fiscal quarter of 2019.
           Please expand the discussion to explain the nature and timing of recognizing the commission and whether the enrollment service has been provided prior to March 31, 2019 and are included in accounts receivable as of March 31, 2019 or whether these services are discussed as subsequent events.
           Also, please quantify the amounts already provided, if applicable.

           The Company has revised the disclosures throughout the document as requested. The Company has entered a supplementary agreement with China
           Travel to postpone the tour camp, thus no such service has been provided for the six months ended June 30, 2019.

Cash Flows, page 41

5. Please expand your discussion of investing activities on page 42 to describe the types of intangible assets acquired.

           The intangible asset is the company trademark related cost. The Company revised the disclosure accordingly.

Liquidity and Capital Resources, page 43

6. We note that you state that you plan to fund your operations through the proceeds of offering pursuant to a Registration Statement on Form S-1.
           Please expand the disclosure to clarify that you will receive no proceeds from the sale of shares underlying this Form S- 1, as only selling shareholders will receive the proceeds. Please also revise the disclosure on pages F-8 and F-23 accordingly.

           The Company has revised the disclosures throughout the document as requested.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7. Please have your public accounting firm revise the wording of their review report so that the referenced audited period is the period covered by their audit report dated April 25, 2019. That is, the period covered is from the date of inception to December 31, 2018 rather than the year ended
           December 31, 2018.

           The report has been updated to address the correct period audited.

Note 3. Summary of Significant Accounting Policies, page F-23

8. Please expand your revenue recognition accounting policy to address your relationship with your partner, whether you receive commissions for enrolling customers in educational services provided by your partner or whether you pay your partner commissions and you are responsible for providing the educational services. Please disclose the basis for recording revenue as a principal versus agent. Refer to ASC 606-10- 55-36 for guidance.

           The revenue recognition disclosure has been updated based on the services that the Company provides and will provide. Disclosure of the basis for recording revenue as a principal versus agent is included.

Exhibits

9. Please revise the opinion of counsel to indicate that the shares are legally issued, fully paid, and non-assessable under Nevada law. Please refer to
           Staff Legal Bulletin 19, Section II.B.1., Substance of Legality Opinions.

           The Company has revised the opinion letter as requested.

Consent of WWC, P.C., page II-1

10. Refer to the Consent of WWC, P.C. in exhibit 23.1. We note that the report from WWC on page F-17 covers the period from the date of inception
           December 20, 2018 to December 31, 2018. We also note that the consent refers to the "year then ended". Please have your public accounting firm revise their consent to be consistent with their audit report.

           The consent report has been updated to address the correct period audited.
 Sanjun Kuang
GJ Culture Group US, Inc. August 1, 2019
Page 3

General

11. We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to the Zero Power Intelligence Research Institute at page 15.

          The Company has provided to the Staff a copy of Industry and Analysis Report ("Report") Concerning Classical Chinese Culture Industry for year
          2019 to 2025 issued by Zero Power Intelligence Research Institute ("Zero Power") and has marked two diagrams provided in the Report on page 72 and 73 that were cross-referenced and quoted in the S-1 Amendment No.1 on page 15 "the Market Sale of Chinese Classical Studies Education
          Industry in the U.S. in 2016 to 2018" and on page 18 "Scale Forecast of Classical Studies Market in U.S. in 2019 to 2025". The Report is not publicly available and was prepared for the Company upon the Company's request in connection with the Offering.

          The Company requested that Zero Power provide more detail regarding the underlying data and methodology used in its report. According to Zero
          Power's responses, the data supporting the two tables appearing in the Registration Statement on pages 15 and 18 was calculated based on statistics from National Bureau of Statistics of China, or NBSC, and relevant associations. To be more specific, Zero Power use the population data of the
          United States in 2015 from National Bureau of Statistics (http://data.stats.gov.cn/easyquery.htm?cn=G0104) and the historical population data from
          1968 to 2018 of the United States from World Bank (https://data.worldbank.org.cn/indicator/SP.POP.TOTL?locations=US). Zero Power then estimated the number of people participating in Chines education studies through its own theoretical deduction and data model based upon its industry research. Zero Power also estimated that the annual spending on the such education is approximately $1,000 per person; and The number of people participating in classical Chinese studies education in the U.S. mainly includes the number of enrollments of Confucius Institutes and classical
          Chinese studies education and training institutions in the U.S.

         The Staff is respectfully advised that the Company refer to Rules 460 and 461 regarding requests for acceleration. The Company plans to apply all SEC comments to the S-1 Registration Statement as applicable to our future periodic and annual filings. Please advise us as to the appropriateness of this request.

         If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (949) 752-1100 ext. 302.


Sincerely,


/s/ Yue Cao

Enclosures
Sanjun Kuang